Note 1 - Description of Business and Summary of Significant Accounting Policies

Coughlin and Company, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a full-service brokerage house that comprises several classes of service, including investment transactions and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm ("clearing broker") to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

As discussed in Note 4, a significant portion of the revenue of the Company is derived from affiliations with various related parties. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The financial position and operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash

The Company maintains cash positions with financial institutions. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. Periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in a special bank account for the benefit of customers under Rule 15c3-3.

Key Employee Insurance

As of September 30, 2018, the Company owned a life insurance policy on which it was the sole beneficiary, and that was included in the statement of financial condition as an asset with a value of $198,316. During the current fiscal year, the insured passed away and the Company received $292,087 in death benefit proceeds, resulting in a gain of $93,711.

Use of Professional Employer Organization

Effective January 1, 2019 the Company switched payroll providers from Paychex to OnePoint HRO, LLC (“OnePoint”), a Colorado Professional Employer Organization (“PEO”). The Company has contracted with one point in an agreement to provide professional employer services effective January 1, 2019, to engage in a co-employment relationship with the Company. OnePoint provides personnel management services to the Company’s employees including payment of salaries, wages, commissions, payroll taxes, and employee benefits. The Company paid $2,237,223 including salaries, commissions, benefits, and services to OnePoint for the year ended September 30, 2019.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by straight-line methods over estimated useful lives of three to seven years.

Property and equipment consist of the following as of September 30, 2019:

Furniture and equipment	$	15,237
Autos		98,745
Less accumulated depreciation		(39,299)
Total	$	74,683

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and securities owned throughout the year. The Company places its cash with what management believes are quality financial institutions. Securities owned throughout the year consisted primarily of government treasuries, corporate bonds, and municipal bonds. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Balances in excess of FDIC limits are uninsured. At times during the year, the balances in these accounts may exceed the insurance limits.

Revenue Recognition

Adoption of New Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes previous revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company adopted this guidance effective as of October 1, 2018 under the modified retrospective method, in which the cumulative effect of applying the standard was recognized at the date of initial application. The cumulative effect adjustment that the Company recognized upon adoption as of October 1, 2018 was not material.

The previous broker dealer industry treatment of netting deal expenses with investment banking revenues was superseded under the new guidance. As a result of adopting ASU 2014-09, the Company presents investment banking fees gross of related client reimbursed deal expenses and deal-related expenses as non-interest revenue on the statement of income. This change did not impact earnings. For the year

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

ended September 30, 2019, the amount of Commissions and other income that the Company would have recognized if not for this change was not material. For the year ended September 30, 2019, the amount of management fees from hourly fees that the Company would have recognized if not for this change was not material. For the year ended September 30, 2019, the amount of interest and other income that the Company would have recognized if not for this change was not material. The Company's previous methods of recognizing investment banking fees, commissions and other, management fees and interest and other income were not significantly impacted by the new guidance.

Underwriting fees, including from related parties, include revenues arising from securities offerings in which the Company acts as an underwriter or agent and are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement.

Consulting fees include revenues from contracts with various entities to determine the best financing options for their capital needs. This may result in an exempt offering or placement of debt with a financial institution. Fees are determined for each individual engagement, are specified in the contracts and are recorded on the settlement date.

Loan placement fees include revenues from contracts with related parties to help facilitate refinancing for current loans or debt securities. Revenues are recorded when the performance obligation for the transaction is satisfied under the terms of the engagement.

Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented gross of broker clearing expenses. Expenses for completed deals are reported separately in broker clearing expenses on the statement of income. If the Company concludes that an investment banking deal will not close, expenses related to such a transaction are recognized as other operating expenses on the statement of income at the time of that determination.

Commissions include trade-related commissions earned through the Company's clearing broker. Commissions earned include third-market commissions, commissions related specifically to the purchase and sale of mutual funds, and over-the-counter (OTC) equity, government bonds and mutual funds, which are recognized at a point in time on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service.

Management fees are from related parties and include revenues the Company receives in connection with property management services performed for various partnerships (Note 4). The performance obligation related to the transfer of these services is satisfied over time and the related fees are recognized under the output method, which reflects the fees that the Company has a right to invoice based on the services provided during the period. Fees are based on an hourly basis of $300 per hour.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Accounting fees are from related parties and include revenues the Company receives in connection with accounting for property management services performed for various partnerships (Note 4). The performance obligation related to the transfer of these services is satisfied over time and the related fees are recognized under the output method, which reflects the fees that the Company has a right to invoice based on the services provided during the period. Fees are based on a flat rate and reflect additional work at an hourly rate of $300 per hour.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from Contracts with Customers	
Investment banking fees	
Underwriting fees	$ 451,190
Consulting fees	7,500
Total investment banking fee revenue	458,690
Brokerage and trailing commissions	46,288
Revenues from Contracts with Related Parties	
Investment banking fees	
Underwriting fees	850,000
Loan Placement fee	620,000
Total investment banking fee revenue	1,470,000
Management Fees	
Management fees	1,624,000
Accounting fees	44,100
Total management fee revenue	1,668,100
Total Revenue within the scope of Topic 606	3,643,078
Total Revenue outside the scope of Topic 606	141,591
Total Revenue	$ 3,784,669

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Future Adoption of New Applicable Accounting Standards

Leases
In February 2016, the FASB issued ASU No. 2016-02 "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a right-of-use asset and lease liability on the consolidated statements of financial position and disclose key information about leasing arrangements. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 is effective for annual periods beginning after December 15, 2018. As of September 30, 2019, the Company had one operating lease for office space and two operating leases for copiers. Upon adoption, this lease commitment will be reflected on the statement of financial condition as a right-of-use asset and a lease commitment liability. Upon adoption of ASU 2016-02, the Company does not expect material changes to the recognition of rent expense in its statement of operations. The net impact of the new guidance on Coughlin and Company, Inc.'s net capital is expected to be minimal. We are still evaluating the impact of ASU 2016-02, but we believe the net impact of the new guidance on the Company's net capital would be minimal.

Fair Value Accounting

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

Level 1: Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, and loss severities) or can be corroborated by observable market data; or

Level 3: Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting (continued)

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company held no trading securities at September 30, 2019 that are classified as Level 1 in the fair value hierarchy.

The Company considers its investment in marketable securities and non-marketable securities, at fair value, to fall within the Level 1, 2, and 3 fair value hierarchy. The non-marketable securities are comprised of private placement corporate bonds with no ready market. During the year ended September 30, 2019 the Company did, from time to time, hold non-marketable securities purchased in inventory that were subsequently sold. However, at September 30, 2019, there were no such securities held in inventory.

The corporate bond market is based on bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. The determination of pricing for bonds can be determined through review of transactions involving the specified bond or a similar bond.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Commitments

Operating Leases

The Company leases office space through December 31, 2019 from an entity owned by officers and stockholders of the Company. The future minimum rental commitment under this lease is $18,507. This lease is typically renewed in one year increments, and it is very likely that it will again be renewed prior to expiration.

The Company also leases equipment through February 15, 2024. The future minimum rental commitments under these leases are:

Fiscal Year Ending September 30, 2020 -	7,412
Fiscal Year Ending September 30, 2021 -	7,412
Fiscal Year Ending September 30, 2022 -	2,972
Fiscal Year Ending September 30, 2023 -	2,084
Fiscal Year Ending September 30, 2024 -	868
Total	$20,746

Rent expense under these leases for the year ended September 30, 2019 was $140,193 for office rent and occupancy costs from the related party and $10,747 for equipment rent.

Note 3 - Profit-Sharing Plan

The Company maintains a profit sharing plan (the "Plan") covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the Plan. Company contributions to the Plan are made at the discretion of the Board of Directors. Contributions totaling $39,000 were paid in fiscal year 2019.

Note 4 - Related Party Transactions

Investment Banking Fees

The Company underwrites real estate offerings and earns fees for raising debt and equity for various projects. The stockholders of the Company serve as the general manager of these various related entities, so the revenue is reported as related party income. The Company earned $1,470,000 from these underwritings during the current year.

In its role as underwriter, the Company may pay expenses on behalf of related party to facilitate the closing of a transaction. Such expenses are reimbursed upon execution of the transaction. During the fiscal year, the Company incurred $560,423 in such reimbursed expenses on behalf of related party CS Airport Hospitality, LLC.

Management Fees

The Company provides consulting and management services to Coughlin Property Management, LLC ("CPM") and C&J Associates, LLC ("C&J"), entities with common officers and stockholders of the Company. CPM is a real estate management company, and C&J owns real estate and is a licensed insurance broker. During the year ended September 30, 2019, CPM and C&J paid $1,599,000 and $25,000, respectively, in management fees to the Company for these services.

Accounting Fees

The Company earns accounting fees from entities with common officers and stockholders of the company. The total fees earned from these services were $44,100 for the current year.

Note Receivable and Interest Income

On September 27, 2019, C&J paid the Company $206,500 to retire the outstanding note receivable from C&J. The interest earned on this note was $31,491 during the year ended September 30, 2019.

Related Party Receivable

As the Company identifies future investment opportunities for clients, it will pay for some initial consulting and design fees. These expenditures are recorded as receivable while due diligence is performed in anticipation that the fees will be reimbursed to the firm. As of September 30, 2019 there were no amounts due from a related party related to potential investment opportunities for clients.

Note 4 – Related Party Transactions (continued)

Vehicles

The Company may provide vehicles to key members of management that may be either purchased or leased by the Company. During the current fiscal year the Company disposed of a vehicle with a net book value of $29,188 for $0 cash proceeds, which resulted in a loss on disposal of $11,675.

Stockholder Agreement

During 2013, the Company executed an agreement with a stockholder to allow the holder the right to require the Company to purchase or redeem their shares for a specified price per share. The agreement requires that the stockholder give written notice of the exercise of this right as outlined in the agreement. As of the date of the report, the stockholder had not exercised the right.

Short-Term Advances to Affiliates

The Company will periodically advance funds to related party entities on a short-term basis. These advances are typically paid back to the Company within one to six months. Management uses discretion when assessing interest on these advances.

Note 5 – Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year.

Interest and penalties associated with tax positions are recorded in the period assessed. The Company was assessed $143 in interest or penalties in the year ended September 30, 2019.

Income tax expense for the year ended September 30, 2019 consists of:

Current income tax	$ 63,820
Deferred income taxes	(5,129)
Total	$ 58,691

There were no deferred tax liabilities as of September 30, 2019. There was a deferred tax asset of $401 as of September 30, 2019.

Note 5 – Income Taxes (continued)

The effective tax rate differs from the statutory tax rate. The major reasons for this difference are as follows:

Computed at federal statutory rates	$ 65,639
Changes resulting from:	
Non-deductible expenses	5,876
Income from life insurance policy	(19,225)
Other	(5,128)
State income taxes	11,529
Total	$ 58,691

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, the Company had net capital of $1,820,124, which was $1,570,124 in excess of required minimum net capital of $250,000, and $1,520,124 in excess of 5% of combined aggregate debit items, as defined, or 120% of the minimum net capital requirement.

Note 7 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or disclosure in the financial statements.